John T. McKenna

+1 650 843 5059

jmckenna@cooley.com

August 12, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn: Ji Shin, Attorney-Advisor

Barbara C. Jacobs, Assistant Director

RE:	Pure Storage, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted July 24, 2015
CIK No. 0001474432

Ladies and Gentlemen:

On behalf of Pure Storage, Inc. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 4, 2015 with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, confidentially submitted on July 24, 2015. The Company is concurrently filing a Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below is the Company’s response to the Comment. The numbering of the paragraph below corresponds to the numbering of the Comment, which for your convenience we have incorporated into this response letter.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 99.1

1.	We note your response to prior comment 7 and your statement that the Forrester report was prepared for business and marketing purposes several months prior to commencing the preparation of the Registration Statement. In light of the proximity in time of the Forrester report to your initial public offering, please tell us whether the initial public offering was contemplated at the time of the Forrester report and when you began discussions with your representatives in contemplation of an initial public offering.

3175 HANOVER STREET, PALO ALTO, CA 94304    T: (650) 843-5000    F: (650) 849-7400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 12, 2015

Page Two

The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s initial public offering was not contemplated at the time that the Forrester report was prepared and published. The Company first engaged Forrester in May 2014 to develop the report as a customer-facing sales and marketing tool. The report was completed and published in August 2014. Forrester develops similar customer-focused ROI reports for a wide variety of other technology vendors, including VMware, Polycom, Epicor and Cisco.

The Company held introductory meetings with representatives of several potential underwriters in February 2015, without discussing offering specifics. In early March 2015, the Company issued requests for proposals to potential underwriters for this offering. In mid-March 2015, the Company received proposals, met with investment banks and selected its underwriters. In late March 2015, the Company held an organizational meeting for this offering with these underwriters, and in May 2015, the Company submitted a draft registration statement to the Staff for review.

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Please contact me at (650) 843-5059 with any questions or further comments regarding our response to the Staff’s Comment.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Scott Dietzen, Pure Storage, Inc.
Joseph FitzGerald, Pure Storage, Inc.
Todd Wheeler, Pure Storage, Inc.
Mark P. Tanoury, Cooley LLP
Seth J. Gottlieb, Cooley LLP
Alex K. Kassai, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP

3175 HANOVER STREET, PALO ALTO, CA 94304    T: (650) 843-5000    F: (650) 849-7400    WWW.COOLEY.COM